Contact

www.linkedin.com/in/megan-
compton-358474293 (LinkedIn)

Top Skills

EFM

Cerner

Epic Systems

Certifications

Registered Nurse (RN)

Intermediate fetal heart rate
monitoring

Megan Compton

Travel Registered Nurse with Aya Healthcare

Holly Springs, North Carolina, United States

Summary

Confucius once said "Choose a job you love, and you will never have
to work a day in your life." I am so lucky to have found my passion in
life and my work is truly what I love to do. It is an honor and privilege
to be able to witness the miracle of birth and be able to support
women and their families on one of the most important days of their
lives. Travel nursing has broadened my skills and allowed me to
learn new things about my profession. I am always looking forward
to the next adventure and can't wait to make an impact on where I go
next!

Experience

Aya Healthcare

Labor and Delivery Travel Nurse

November 2023 - Present (4 months)

Camden, South Carolina, United States

UNC Health Rex

Labor and Delivery Travel Nurse

September 2022 - September 2023 (1 year 1 month)

Raleigh, North Carolina, United States

Aptiva Healthcare

Labor and Delivery Travel Nurse

May 2022 - July 2022 (3 months)

Midland, Texas, United States

Cape Fear Valley Health

Labor and Delivery Nurse

January 2020 - February 2022 (2 years 2 months)

Fayetteville, North Carolina, United States

American Traveler

Telemetry Travel Nurse

January 2019 - December 2019 (1 year)
Fayetteville, North Carolina, United States

Johns Hopkins Bayview Medical Center
2 years 7 months

Medical Surgical Nurse
July 2017 - December 2018 (1 year 6 months)
Baltimore, Maryland, United States

Medical Surgical Tech
August 2016 - June 2017 (11 months)
Baltimore, Maryland, United States

Medical Surgical Nurse Extern
June 2016 - August 2016 (3 months)
Baltimore, Maryland, United States

Peninsula Regional Medical Center
Labor and Delivery Nurse Intern
February 2017 - March 2017 (2 months)
Salisbury, Maryland, United States

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Education

Salisbury University
Bachelor of Science - BS, Registered Nursing/Registered Nurse · (August 2013 - May 2017)